SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ Sandra Odell
Sandra Odell
Assistant Group Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

M Coltman, H Davies, R Devey, J Foley, P Goerke, M McLintock, N Nicandrou, B Stowe, T Thiam, M Wells

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the persons named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

See Section 9

8.	State the nature of the transaction

Dividend Re-investment Plan 2012 interim dividend on ordinary shares in Prudential plc

9.	Number of shares, debentures or financial instruments relating to shares acquired

Name of PDMR	No of ordinary shares acquired	Name of registered shareholder	Percentage of issued class acquired

M Coltman	502 ordinary shares	Shares held in trust in the name of BWCI Trust Company Limited under Deferred Share Awards	less than 0.00002%

H Davies	32 ordinary shares	Shares held in own name	less than 0.000002%

R Devey	1,225 ordinary shares	Shares held in trust in the name of BWCI Trust Company Limited under Deferred Share Awards	less than 0.00005%

J Foley	2,286 ordinary shares	Shares held in trust in the name of BWCI Trust Company Limited under Deferred Share Awards	less than 0.00009%

P Goerke	378 ordinary shares	Shares held in trust in the name of BWCI Trust Company Limited under Deferred Share Awards	less than 0.00002%

M McLintock	1,985 ordinary shares	Shares held in trust in the name of BWCI Trust Company Limited under Deferred Share Awards	less than 0.00008%

N Nicandrou	1,248 ordinary shares	Shares held in trust in the name of BWCI Trust Company Limited under Deferred Share Awards Shares held in the Prudential Group Share Incentive Plan by Yorkshire Building Society	less than 0.00005%

B Stowe	767 American Depository receipts (ADRs) representing 1,534 ordinary shares	Shares held in trust in the name of BWCI Trust Company Limited under Deferred Share Awards	less than 0.00006%

T Thiam	4,058 ordinary shares	Shares held in trust in the name of BWCI Trust Company Limited under Deferred Share Awards	less than 0.0002%

M Wells	967 American Depository receipts (ADRs) representing 1,934 ordinary shares	Shares held in trust in the name of BWCI Trust Company Limited under Deferred Share Awards	less than 0.00008%

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

See Section 9

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£8.1871 per share, inclusive of 0.5% commission and 0.5% stamp duty - date of transaction 28 September 2012

£8.1871 per share - shares held in Trust in the name of BWCI Trust Company Limited - date of transaction 28 September 2012

£8.069163 per share - shares held in Trust with Yorkshire Building Society - date of transaction 1 October 2012

US$26.51 per ADR - ADRs held in Trust in the name of BWCI Trust Company Limited - date of transaction 1 October 2012

14.	Date and place of transaction

See section 13 above - London in respect of shares, New York in respect of ADRs

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Name of PDMR	Total holding following notification	Total percentage holding following notification

M Coltman	293,052 ordinary shares	less than 0.02%

H Davies	3,192 ordinary shares	less than 0.0002%

R Devey	812,651 ordinary shares	less than 0.04%

J Foley	768,485 ordinary shares	less than 0.04%

P Goerke	274,288 ordinary shares	less than 0.02%

M McLintock	844,567 ordinary shares	less than 0.04%

N Nicandrou	896,841 ordinary shares	less than 0.04%

B Stowe	1,137,207 ordinary shares (made up of 520,951 ADRs representing 1,041,902 ordinary shares and 95,305 ordinary shares)	less than 0.05%

T Thiam	2,332,207 ordinary shares	less than 0.1%

M Wells	1,625,016 ordinary shares (made up of 812,508 ADRs representing 1,625,016 ordinary shares)	less than 0.07%

16.	Date issuer informed of transaction

See Section 13:

28 September 2012 - London,

1 October 2012 - London, New York

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Jennie Webb, Group Secretariat, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification

Sandra Odell, Assistant Group Secretary, 020 7548 2115

Date of notification

1 October 2012 - London, New York

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END